Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated December 20, 2012

$[—] Capped Market Plus Notes due December 31, 2014 Linked to the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7681

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	December 21, 2012

Issue Date:	December 27, 2012

Final Valuation Date:	December 26, 2014*

Maturity Date:	December 31, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The S&P 500® Index (the “Index”)

Maximum Return:	20.00%

Digital Percentage:	8.00%

Barrier Level:	[—], the Initial Level multiplied by 75%, rounded to the nearest hundredth

Payment at Maturity:

If you hold your Notes to maturity, you will receive (subject to our credit risk) a cash payment determined as follows:

If a Knock-In Event does not occur, you will receive at maturity a cash payment per $1,000 principal amount Note equal to (i) $1,000 plus (ii) $1,000 times the greater of (a) the Digital Percentage and (b) the Index Return, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 × the greater of (a) Digital Percentage and (b) Index Return]

If a Knock-In Event occurs, you will receive at maturity a cash payment per $1,000 principal amount Note equal to (i) $1,000 plus (ii) $1,000 times the Index Return, subject to the Maximum Return, calculated as follows:

$1,000 + [$1,000 × Index Return]

If the Index Return is equal to or greater than the Maximum Return of 20.00%, regardless of whether a Knock-In Event occurred at any time during the term of the Notes, you will receive a payment at maturity of $1,200.00 per $1,000 principal amount Note, the maximum possible payment on the Notes.

You may lose some or all of your principal if you invest in the Notes. If a Knock-In Event occurs and the Final Level is less than the Initial Level, your Notes will be fully exposed to the decline of the Index from the Initial Level to the Final Level and you will lose some or all of your principal. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Closing Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Knock-In Event:

A Knock-In Event occurs if, as determined by the Calculation Agent, the Index Closing Level is less than Barrier Level any Index Business Day during the Observation Period; provided, however, that, if a Market Disruption Event occurs or is continuing on any Index Business Day during the Observation Period, the Index Closing Level will be disregarded on such day for purposes of determining whether a Knock-In Event occurs.

For a description of Market Disruption Events that are applicable to the Index, please see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

Index Business Day:	With respect to the Index, a day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Observation Period:	The period from but excluding the Initial Valuation Date to and including the Final Valuation Date. If the scheduled Final Valuation Date is postponed, the Observation Period will be extended to, and include, the Final Valuation Date as postponed.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TMA2 / US06741TMA24

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PPS–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an Initial Level of 1,435.81, the Digital Percentage of 8.00% and the Maximum Return of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The hypothetical total returns set forth below do not take into account any tax consequences from investing in the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Knock-In Event Does Not Occur		Knock-In Event Occurs
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
2,871.62	100.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,728.04	90.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,584.46	80.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,440.88	70.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,297.30	60.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,153.72	50.00%	$1,200.00	20.00%	$1,200.00	20.00%
2,010.13	40.00%	$1,200.00	20.00%	$1,200.00	20.00%
1,866.55	30.00%	$1,200.00	20.00%	$1,200.00	20.00%
1,722.97	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
1,651.18	15.00%	$1,150.00	15.00%	$1,150.00	15.00%
1,579.39	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
1,550.68	8.00%	$1,080.00	8.00%	$1,080.00	8.00%
1,507.60	5.00%	$1,080.00	8.00%	$1,050.00	5.00%
1,471.71	2.50%	$1,080.00	8.00%	$1,025.00	2.50%
1,435.81	0.00%	$1,080.00	8.00%	$1,000.00	0.00%
1,364.02	-5.00%	$1,080.00	8.00%	$950.00	-5.00%
1,292.23	-10.00%	$1,080.00	8.00%	$900.00	-10.00%
1,148.65	-20.00%	$1,080.00	8.00%	$800.00	-20.00%
1,076.86	-25.00%	$1,080.00	8.00%	$750.00	-25.00%
1,005.07	-30.00%	N/A	N/A	$700.00	-30.00%
861.49	-40.00%	N/A	N/A	$600.00	-40.00%
717.91	-50.00%	N/A	N/A	$500.00	-50.00%
574.32	-60.00%	N/A	N/A	$400.00	-60.00%
430.74	-70.00%	N/A	N/A	$300.00	-70.00%
287.16	-80.00%	N/A	N/A	$200.00	-80.00%
143.58	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

PPS–3

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-In Event does not occur and the level of the Index increases from an Initial Level of 1,435.81 to a Final Level of 1,579.39.

Because a Knock-In Event does not occur and because the Index Return of 10.00% is greater than the Digital Percentage but does not exceed the Maximum Return, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 × 10.00%] = $1,100.00

The total return on the investment of the Notes is 10.00%.

Example 2: A Knock-In Event does not occur and the level of the Index increases from an Initial Level of 1,435.81 to a Final Level of 1,866.55.

Because the Index Return of 30.00% is greater than the Maximum Return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated, the maximum possible payment on the Notes.

The total return on the investment of the Notes is 20.00%.

Example 3: A Knock-In Event does not occur and the level of the Index increases from an Initial Level of 1,435.81 to a Final Level of 1,507.60.

Because a Knock-In Event does not occur and because the Index Return of 5.00% is less than the Digital Percentage, the investor will receive a payment at maturity of $1,080.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 × 8.00%] = $1,080.00

The total return of the investment of the Notes is 8.00%.

Example 4: A Knock-In Event does not occur and the level of the Index decreases from an Initial Level of 1,435.81 to a Final Level of 1,292.23.

Although the Index Return is negative, because a Knock-In Event does not occur, the investor will receive a payment at maturity of $1,080.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 × 8.00%] = $1,080.00

The total return of the investment of the Notes is 8.00%.

Example 5: A Knock-In Event occurs and the level of the Index increases from an Initial Level of 1,435.81 to a Final Level of 1,507.60.

Because a Knock-In Event occurs and because the Index Return of 5.00% is less than the Maximum Return, the investor will receive a payment at maturity of $1,050.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 5.00%] = $1,050.00

The total return on the investment of the Notes is 5.00%.

PPS–4

Example 6: A Knock-In Event occurs and the level of the Index increases from an Initial Level of 1,435.81 to a Final Level of 1,866.55.

Because the Index Return of 30.00% is greater than the Maximum Return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated, the maximum possible payment on the Notes.

The total return on the investment of the Notes is 20.00%

Example 7: A Knock-In Event occurs and the level of the Index decreases from an Initial Level of 1,435.81 to a Final Level of 1,005.07.

Because a Knock-In Event occurs and because the Index Return is negative, the investor will be fully exposed to the decline of the Index from the Initial Level to the Final Level. Accordingly, the investor will receive a payment at maturity of $700.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -30.00%] = $700.00

The total return on the investment of the Notes is -30.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Observation Period, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a Market Disruption Event with respect to the Index as well as the consequences of that Market Disruption Event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•	For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Exposure to the U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the Index. The Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying index supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

PPS–5

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in Significant Loss; You May Lose up to 100% of Your Principal—The Notes do not guarantee any return of principal. The payment at maturity depends on whether a Knock-In Event occurs and whether, and the extent to which, the Index Return falls below 0%. If a Knock-In Event occurs and the Index Return is negative, your Notes will be fully exposed to the decline of the Index from its Initial Level to its Final Level and you will lose some or all of your principal.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Final Level is greater than the Initial Level, for each $1,000 principal amount Note, you will receive at maturity (subject to our credit risk) $1,000 plus an additional amount that will not exceed $1,000 multiplied by the Maximum Return. Accordingly, the maximum payment that you may receive at maturity will be $1,200.00 per $1,000 principal amount Note.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

The Determination of the Index Return is Not Based on the Level of the Index at Any Time Other than the Final Level as Compared to the Initial Level—The determination of the Index Return will not be made based on any level of the Index other than the Final Level of the Index as compared to the Initial Level. If a Knock-In Event occurs and the Index Closing

PPS–6

Level on the Final Valuation Date drops to a level lower than the Initial Level, your Notes will be fully exposed to the decline of the Index from its Initial Level to its Final Level and you will lose some or all of your principal. In any case, if the level of the Index drops on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes will be less, and may be significantly less, than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS–7

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through December 19, 2012. The Index Closing Level on December 19, 2012 was 1,435.81.

We obtained the Index closing levels below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–8